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                          August 25, 2020

       David J. Mazzo, PhD
       President and Chief Executive Officer
       Caladrius Biosciences, Inc.
       110 Allen Road, 2nd Floor
       Basking Ridge, NJ 07920

                                                        Re: Caladrius
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 18,
2020
                                                            File No. 333-248100

       Dear Dr. Mazzo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephanie Leopold, Esq.